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                 SECURITIES AND EXCHANGE COMMISSION
                       Washington D.C. 20549

                             FORM 20-F

[ x ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
          OR

[   ]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934, for the fiscal year ended:
          OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934, for the transition period from ___________ to __________.

              COMMISSION FILE NO:   _________________

                        BALATON POWER, INC.
       (Exact name of registrant as specific in its charter)

                Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

                          1311 Howe Street
                            Second Floor
                    Vancouver, British Columbia
                           Canada V6Z 2P3
(Address of principal executive offices.)                   (Postal Code)

Registrant's area code and telephone number: (604) 691-1783

Securities to be registered pursuant to Section 12(b) of the Act:
Title of each class:  None

Name of each exchange on which registered: None

Securities to be registered pursuant to Section 12(g) of the Act:
     Title of each class: Common Stock

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act.
     Title of each class:   None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report - 21,004,194

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Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
     [   ]   YES    [   ]  NO

Indicate by check mark which financial statement item the registrant has elected to follow:
     [ x ]  ITEM 17 [   ]  ITEM 18

(APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

     [  ]  YES      [  ]  NO

     INDEX BEGINS ON PAGE

INTRODUCTION

     As used herein, except as the context otherwise requires, the term "Company" refers to Balaton Power Inc., a corporation organized under the laws of Province of British Columbia.

     The Company publishes its financial statements expressed in United States dollars. In this document, references to "US dollars" or "US$" are to the currency of the United States of America.

     The Company's fiscal year ends on December 31 of each year.
References in this document to a particular year are to the fiscal year unless otherwise indicated.

     In the future, the Company will produce annual reports containing audited consolidated financial statements and an opinion thereon by the Company's independent public accountants. The financial statements contained in this registration statement have been audited in accordance with United States Generally Accepted Accounting Principles ("US GAAP").










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ITEM 1.   DESCRIPTION OF BUSINESS.

GENERAL

     Balaton Power Inc. (the "Company"), was incorporated under the laws of the Province of British Columbia on June 25, 1986. The Company is in the start-up stage and has initiated limited operations. The Company's primary business purpose is the construction, installation and sale of "low impact" run-of-the-river hydro electric production systems (the "System") which incorporate a patent pending fish protective water inlet device (the "Pisces"); the manufacture and sale of the Pisces; the sale of the Balaton Remote Integrated Monitoring and Control System (the "BRIMAC"); and, the sale of electricity resulting from the operation of the System at Company owned sites. The System is designed to produce "green"/renewable electricity. A green system is one which generates electricity from non-carbon based fuels and does not adversely impact the flows of rivers or aquatic life and is considered "low impact" on the environment.

     As of the date hereof, the Company has not constructed, installed or sold any Systems, Pisces or BRIMACs and does not generate or distribute any electricity to anyone. There is no assurance that the Company's plans to construct, install or sell any Systems, Pisces or BRIMACs to anyone will occur or that the Company will ever generate and sell electricity to anyone.

Protection of Aquatic Life

     Hydro electric facilities are required to operate under guidelines and approval of the Federal Energy Regulatory Commission ("FERC"). Section 18 of the FERC licensing procedure requires that the facility has provided a safe environment for fish in accordance with a "fish prescription" that will prevent, reduce and/or eliminate the entrainment and/or impringement of fish at the water intakes of hydroelectric production facilities. The focus of the foregoing regulation is upon the entrapment and/or entrainment of fish through the facilities intake system. The Company believes that the Pisces will greatly prevent, reduce and/or eliminate the entrainment and/or impingement of fish in the intake system and therefore would be in compliance with Section 18 of FERC.

Construction and Acquisition of Systems

     The Company intends to install its initial System in the state of Idaho. The initial site has not been determined, however, sites are being reviewed and application procedures for licensing eight sites have been initiated by the Company.

     The Company has entered into a letter of intent with Vernon
Ravenscroft to acquire an existing low impact hydroelectric production facility located near Bliss, Idaho. The facility generated 3.3 mWh of power in 1999 and the electricity is sold under a long term Power Purchase Agreement ("PPA") with Idaho Power

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Company.  The Company intends to enter into a definitive agreement to acquire a working interest in the facility in the first quarter of 2001. There is no assurance, however, that the Company will ever acquire a working interest in the facility.

     The Company intends to use the facility for ongoing research and development, as a demonstration system, and to generate revenue for the Company.

Patent

     Rodney Smith, one of directors and Colin Hall, an individual, have transferred all of their right, title and interest in the Pisces design and its derivatives to Balaton Power Corporation S.A. ("BSA"). BSA has achieved "patent pending" status of its application filed with the United States Patent and Trademark Office (Case Docket No. SMTT 321) and is patent-protected in 104 countries around the world for a float mounted intake system which will be marketed under the name of "Pisces." The Pisces is a mechanical device designed to steer fish stocks around the water intake to prevent, reduce and/or eliminate their impingement and/or entrainment at irrigation, industrial use and hydroelectric production facility water intakes. Model testing of Pisces was conducted in the spring of 2000 at the Northwest Hydraulic Consultants' laboratory in North Vancouver, British Columbia, Canada.

     BSA has entered into a licensing agreement with the Company whereby the Company has the right to manufacture and sell the System, the Pisces and the BRIMAC and to implement the System at Company owned hydroelectric power production sites in the United States and Canada. In consideration of the license, the Company is obligated to make the payment of $150,000 to BSA, (of which $50,000 has been advanced) as advance payment of royalties of five percent (5%) of gross revenues.

Deregulation of the Electric Utility Industry

     The Energy Policy Act of 1992 proved that businesses other than traditional electric utilities could generate electricity and sell it at wholesale prices.

     On April 24, 1996, the Federal Regulatory Commission (FERC) issued Order 888 which provided for the non-discriminatory open access transmission services by investor-owned utilities.

     With few exceptions, utilities accepted the changes and complied with the new requirements. Virtually all transmission-owned utilities have filed tariffs that state the rates, terms and conditions for comparable service to third party users of their transmission systems.





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Current Regulation

     Wholesale competition in the electricity utility sector is the focus on the federal level, while retail competition rests with the states. On the federal level, the reliability of wholesale (bulk power) grid is of most concern. Presently, the national grid consists of loosely aligned regional operations. Each regional market is structured and administered somewhat differently with little coordination between regions. Therefore, when one regional market encounters price or supply difficulty, it usually must resolve its own problem. The benefits of deregulation will not be realized until more efficient and reliable interstate markets are developed creating a seamless wholesale interstate market. The effort has been delayed pending a determination if FERC or state utility commissions will regulate United States electricity transmission.

     States are being allowed to establish their own rules for open competition at the retail level. As of October 23, 2000, twenty-three states and the District of Columbia have enacted legislation implementing retail choice. In twenty other states, deregulation at the retail level is being investigated by state commissions or legislative bodies.

Market for Electricity

     The market for electricity production and transmission in the United States is deregulated. The overall market is mature.

     As a means of quantitative comparison the following general industry based electricity prices occurred in certain developed countries during this period in accordance with information supplied by the Energy Information Administration

          Country             Average Price per/KWH in US$

          USA                           $0.067
          Canada                        $0.060
          United Kingdom                $0.050
          Philippines                   $0.075
          Brazil                        $0.130
          Japan                         $0.190

Lack of government incentives available in the United States

     Power shortages and brownouts are predicted in the United States. In spite of this, energy conservation has not gained wide acceptance and has had little impact on significantly reducing energy consumption. This situation can be attributed mainly to inadequate energy conservation campaigns and a lack of incentives for promoting efficient energy use.





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Design and Construction of the Hydro Electric Power Production
Systems

     A System will consist of a water intake, penstock, turbine, generator and power station. Water is diverted from the river or stream into a channel. Water is then gathered by the Pisces, directed to and through the penstock to the turbine. The turbines generate electricity which is transmitted to the power station where transformers convert the electricity to the proper current and is
then transmitted to the buyers of electricity.   After the water
passes through the turbines, it is returned to the river or stream through the channel.

     The Systems will be designed by the Company and will be unique, or "site specific" to the location of installation. Installation of Systems will be accomplished through independent construction contractors. At the present time the Company has not entered into any agreements with anyone to construct any Systems. The Company believes that there are a number of contractors capable of constructing the Systems.

Management and Employees

     The Company is a development stage company and currently has two employees other than its Officers and Directors. The Company intends to hire additional employees as needed. The Company intends to require all of its officers, directors and other key employees to enter into non-competition agreements with terms of eighteen months to three years after termination of employment with the Company. There can be no assurance, however, that these agreements will provide meaningful protection for the Company's proprietary know-how or technology or adequate remedies in case of breach.

Company's Offices

     The Company's executive offices are located at 1311 Howe Street, Second Floor, Vancouver, British Columbia, Canada V6Z 2P3 and its telephone number is (604) 691-1783. The Company also maintains offices at 109 Holiday Court, Suite B-1, Franklin Tennessee 37064 and its telephone number in Franklin is (615) 599-5757 and at 2727 S. Merrimac Place, Boise, Idaho 83709 and its telephone number in Boise is (208) 562-1527.

Risk Factors Associated with the Company

     1. Company with No History of Earnings. The Company has no operating history and is subject to all of the risks inherent in a developing business enterprise including lack of cash flow and service acceptance.

     2.  Development and Market Acceptance of Services.  The
Company's success and growth will depend upon the Company's ability to construct hydro-electric facilities.


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     3.  Liquidity; Need for Additional Financing.  The Company
believes that it does not have the cash it needs for at least the next twelve months based upon its internally prepared budget. Further, the Company's cash requirements are not easily predictable and there is a possibility that its budget estimates will prove to be inaccurate. If the Company is unable to generate a positive cash flow, it will be required to curtail operations substantially and seek additional capital. There is no assurance that the Company will be able to obtain additional capital if required, or if capital is available, to obtain it on terms favorable to the Company. The Company may suffer from a lack of liquidity in the future which could impair its short-term marketing and sales efforts and adversely affect its results of operations.

     4. Patents. The Company has obtained a license to manufacture and sell Pisces. There is no assurance, however, that third parties may not infringe on the patents. In order to protect the patent rights, the Company or the patent owners may have to file lawsuits and obtain injunctions. If the Company does that, it will have to spend large sums of money for attorney's fees in order to obtain the injunctions. Even if the Company or patent holders obtain the injunctions, there is no assurance that those infringing on the patents will comply with the injunctions. Further, the Company or patent holders may not have adequate funds available to prosecute actions to protect the patents, in which case those infringing on the patents could continue to do so in the future.

     5. Competition. Most of the Company's competitors have substantially greater financial, technical and marketing resources than the Company. In addition, the Company's services compete indirectly with all other forms of energy delivery.

     6. Reliance Upon Directors and Officers. The Company is wholly dependent, at the present, upon the personal efforts and abilities of its Officers and Directors, who exercise control over the day to day affairs of the Company.

     7. Issuance of Additional Shares. The Company is authorized to issue 700,000,000 common shares. 21,004,194 common shares are currently issued and outstanding and 678,995,806 or 97% of the common shares are unissued. The Board of Directors has the power to issue such shares. Although the Company presently has no commitments or contracts to issue any additional shares to other persons. The Company may in the future attempt to issue shares to acquire products, equipment or properties, or for other corporate purposes. Any additional issuance by the Company, from its authorized but unissued shares, would have the effect of diluting the interest of existing shareholders.

     8. Indemnification of Officers and Directors for Securities Liabilities. The laws of the Province of British Columbia provide that the Company could indemnify any Director, Officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified in the British Columbia Company Act. Further, the

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Company may purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against. The foregoing could result in substantial expenditures by the Company and prevent any recovery from such Officers, Directors, agents and employees for losses incurred by the Company as a result of their actions. Further, the Company has been advised that in the opinion of the Securities and Exchange Commission, indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

     9. Cumulative Voting, Preemptive Rights and Control. There are no preemptive rights in connection with the Company's common stock. Shareholders may be further diluted in their percentage ownership of the Company in the event additional shares are issued by the Company in the future. Cumulative voting in the election of Directors is not provided for. Accordingly, the holders of a majority of the shares of common stock, present in person or by proxy, will be able to elect all of the Company's Board of Directors.

     10. No Dividends Anticipated. At the present time the Company does not anticipate paying dividends, cash or otherwise, on its Common Stock in the foreseeable future. Future dividends will depend on earnings, if any, of the Company, its financial requirements and other factors.


ITEM 2.   DESCRIPTION OF PROPERTY.

     Currently the Company does not own any property. The Company's offices are located at 1311 Howe Street, Second Floor, Viva Tower, Vancouver, British Columbia, Canada V6Z 2P3. The Company's telephone number in Vancouver is (604) 691-1784. The Company leases its office space in Vancouver pursuant to the terms of a written lease agreement. The term of the lease is one year with monthly rental payments of CDN$1,000.00 per month. The Company also leases office space at 109 Holiday Court, Suite B-1, Franklin, Tennessee 37064.
The Company's telephone number in Franklin is (615) 599-5757. The Company leases its office space in Franklin pursuant to the terms of a written lease agreement. The term of the lease is one year with monthly rental payments of $1,150.00 per month. The Company also maintains an office at 2727 S. Merrimac Place, Boise, Idaho 83709. The office is located in the home of Rodney Smith, one of the Company's directors on a rent free basis. The telephone number of the Boise, Idaho office is (208) 562-1527.


ITEM 3.   LEGAL PROCEEDINGS.

     The Company is not a party to any litigation and to its knowledge, no action, suit or proceedings against it has been threatened by any person.



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ITEM 4.   CONTROL OF REGISTRANT.

Principal Shareholders

     The Company's is controlled by BSA by virtue of their ownership of 12,500,000 shares of common stock. There are no agreements in place which could result in a change of control of the Company.

     The following table sets forth the common share ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company's common shares, each director individually and all officers and directors of the Company as a group. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.


Name and address    Number of                     Percent
of owner            Shares         Position       of Class

Balaton Power S.A.  12,500,000     Shareholder    59.51%
1311 Howe St.
2nd Floor
Vancouver, B.C.
Canada

Rodney E. Smith          0         President,      0.00%
4851 McLure Ave.                   Chief Executive
Richmond, B.C.                     Officer &
Canada                             Director

A. Roy MacRae            0         Secretary,      0.00%
948 Anderson Cresent               Treasurer,
W. Vancouver, B.C.                 Chief Financial
Canada                             Officer &
                                   Director

Thomas R. Saunders       0         Director        0.00%
6875 Rockford Pl.
Delta, B.C.
Canada

Martina Fischer Kaessner 0         Director        0.00%
Vista Pointe No. 201
222 W 4th Street
N. Vancouver, B.C.
Canada








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ITEM 5.   NATURE OF TRADING MARKET.

     No market exists for the Company's securities and there is no assurance that a regular trading market will develop, or if developed, that it will be sustainable. A shareholder in all likelihood, therefore, will be unable to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept the Company's securities as pledged collateral for loans unless a regular trading market develops.

     There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities. On January 4, 1999, the NASD amended its rules regarding listing of securities for trading on the Bulletin Board which it operates. Effective January 4, 1999, securities of corporations will not be listed for trading on the Bulletin Board unless the corporation files reports pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934. Accordingly, the Company's common stock will not be listed for trading on the Bulletin Board until such time as this registration statement is declared effective by operation of law and the Company has satisfied all outstanding comments issued by the Securities and Exchange Commission.

     As of January 8, 2001, the Company had 201 holders of record of its common shares. Currently, there are 48 U.S. shareholders of the Company's common shares.

     The Company has not paid any dividends since it is inception and does not anticipate paying any dividends on its Ordinary Shares in the foreseeable future.


ITEM 6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
          SECURITY HOLDERS.

     There are no exchange controls or other limitations which effect security holders other than the shares of common stock issued to Balaton Power Corporation, S.A. are "restricted securities" as that term is defined in Reg. 144 of the Securities Act of 1933 (the "Act") and may only be resold in compliance with Reg. 144 of the Act.

     In general, under Reg. 144, an affiliate of the Company (officers, directors, and owners of more than ten percent (10%) of the outstanding shares of Common Stock are affiliates of the Company) may sell in ordinary market transactions through a broker or with a market maker, within any three (3) month period a number of shares which does not exceed the greater of one percent (1%) of the number of outstanding shares of Common Stock or the average of the weekly trading volume of the Common Stock during the four calendar weeks prior to such sale. Sales under Reg. 144 require the filing of Form



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144 with the Securities and Exchange Commission.  If the shares of
Common Stock have been held for more than two (2) years by a person who is not an affiliate, there is no limitation on the manner of sale or the volume of shares that may be sold and no Form 144 is required. Sales under Reg. 144 may have a depressive effect on the market price of the Company's Common Stock.


ITEM 7.   TAXATION.

     The following discussion summarizes certain US federal and Canadian tax consequences of the ownership of Shares by a person ("US Portfolio Stockholder") that: (i) is a citizen or resident of the US, a US corporation or that otherwise will be subject to US federal income tax on a net income basis in respect of the Shares; (ii) is not deemed a resident of Canada for exchange control purposes by the Central Bank of Canada; (iii) has not, within the preceding five years, beneficially owned 10% of the issued capital or voting stock in the Company; and, (iv) has not used the Shares in carrying on a trade or business, wholly or partly through a permanent establishment in Canada.

     The statements regarding US and Canadian tax laws set forth herein are based on those laws as in force on the date of this document that may affect the tax consequence described herein (some of which may have retroactive effect). This summary is not exhaustive of all possible tax consideration and investors are advised to satisfy themselves as to the overall tax consequences, including specifically the consequences under US, state, local and other laws, of the acquisition, ownership and disposition of Shares by consulting their own tax advisers.

Taxation of Gains on Sale

     A US Portfolio Stockholder is not subject to Canadian income tax on the sale of its common shares in the Company.

Passive Foreign Investment Company Status

     A foreign corporation is classified as a passive foreign investment company (a "PFIC") in any taxable year in which, after taking into account the income and assets of certain subsidiaries pursuant to the applicable US Internal Revenue Code "look-through" rules, either (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the average value of its assets is attributable to assets that produce passive income from cash holdings and profits from the sale of marketable securities, even if derived from an active business.

     If the Company were a PFIC during any year in which a US
Portfolio Stockholder owned Shares, that US Portfolio Stockholder would be subject to additional taxes on any gain realized from the sale or any other disposition of the Shares, or any excess distribution received from the Company.

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     A US Portfolio Stockholder will have an excess distribution to the extent that distributions on Shares during a taxable year exceeded 125% of the average amount received during the three preceding taxable years (or, if shorter, the US Portfolio Stockholders' holding period for the Shares). To compute the tax on gain or on an excess distribution, (i) the excess distribution or the gain is allocated ratably over the US Portfolio Stockholder's holding period for the Shares, (ii) the amount allocated to the current taxable year at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

     If the Company is a PFIC, US persons that own an interest in another entity that owns shares in the Company may be treated as indirect holders of their proportionate share of that entity's Shares, and may be taxed on their proportional share of any gain or excess distribution from that entity attributable to the entity's in the Company. A US person that owns an interest in the entity that is an actual holder of Shares will be treated as an indirect holder if
(i) the actual holder is itself a PFIC, (ii) the actual holder is a foreign corporation other than a PFIC in which the US person who owns an interest in the actual holder owns (directly or indirectly) at least 50% in value of the actual holder's shares, or (iii) the actual holder is a partnership, trust or estate in which the US Portfolio Stockholder is a partner or beneficiary. An indirect holder must take into income its portion of any excess distribution received by the actual holder or any gain recognized by the actual holder on the Shares. An indirect holder also must treat an appropriate portion of its gain on the sale or disproportion of its interest in the actual holder as gain on the sale of the Shares. If the Company were a PFIC, a US Portfolio Stockholder of Shares would generally be subject to similar rules with respect to distribution by, and dispositions of the shares of, any direct or indirect subsidiaries of the Company that were PFICs.

     The Internal Revenue Code provides each US stockholder in an PFIC with an election whereby the additional US tax burden imposed on gain on sale of PFIC stock and receipt of excess distributions from a PFIC, as described above, can be avoided. This election generally requires that the PFIC stockholder include in its income, its pro-rata share of the PFIC's distributed and undistributed income, as computed under US tax accounting principles, on an current basis. In certain cases, a further election is available to an electing PFIC stockholder to defer the tax payable with respect to the stockholder's pro-rata share of the PFIC's undistributed income, although in this case interest applies on the deferred tax. Thus, even if the first or both of these elections are made, a US stockholder of a PFIC loses the tax benefit, which is available with respect to investment in a non-PFIC corporation, of deferring and converting to capital gain the investor's personal US tax liability with respect to the Company's undistributed income. These elections also generally require that the PFIC annually provide the electing PFIC shareholder, for inspecting by the Internal Revenue Service, an analysis of the PFIC's income computed under US tax accounting principals. The Company does not intend to furnish any US Portfolio Stockholder with the information that it would need in order to avoid the PFIC tax treatment described by electing to include its share of the Company's income on a current basis. There, these election will not be available to the Company's US Portfolio Stockholders.

     There are other adverse US tax rules associated with holding Shares in a company that has been a PFIC during any part of a US Portfolio Stockholders holding period. These include a denial of a step-up in a tax basis on the death of a US individual stockholder, and burdensome reporting requirements.

     If the Company ceases to be a PFIC, a US Portfolio Stockholder may avoid the contained application of the tax treatment described above by electing to be treated as if it sold its Shares on the last day of the last taxable year in which the Company was a PFIC. Any gain is recognized and subjected to tax under the rules described above. Loss is not recognized. The US Portfolio Stockholder's basis in the Shares is increased by the amount of gain recognized on the deemed sale. This election is not available to a US Portfolio Stockholder that previously elected to include its share of the Company's income on a current basis. The US Congress recently has considered legislation that would alter the PFIC rules substantially. Prospective investors should consult their own tax advisors as to the potential application of the PFIC rules, as well as, the impact of any proposed legislation that could affect them.

     The Company has generated sufficient income and assets during 1999 and 2000 not to be deemed a PFIC.

Taxation of Dividends.

     The Company does not expect to pay cash dividends for the foreseeable future, but, rather, to retain earnings to finance expansion of the business. Should the Company begin paying dividends, however, the Company's dividends to its US Portfolio Stockholders would be exempt from Canadian tax. The overall limitation on non-US taxes eligible for US credit is calculated separately with respect to specific classes, or "baskets" of income. For this purpose, dividends distributed by the Company will generally constitute "passive income" or, in the case of certain US Portfolio Stockholder, "financial service income." The US tax credits allowable with respect to each income basket cannot exceed the US federal income tax payable with respect to such income. The consequences of the separate limitation calculation will depend on the nature and sources of each US Portfolio Stockholder's income and the deductions allocable thereto.

     Distributions on the Shares will constitute dividends for US Federal income tax purposes to the extent paid out of current or accumulated earnings and profits of the Company, as determined for US federal income tax purposes. If the Company pays a dividend, such dividend would likely be paid in U.S. dollars. The amount of dividend income for a US Portfolio Stockholder will be the US dollar value of the dividend income for a US Portfolio Stockholder will be the US dollar value of the dividend payment on the date of receipt, even if the dividend is not converted into US dollars. Dividends paid by the Company will not be eligible for the "inter-corporate dividends received" deduction allowed to US corporations.

Estate and Gift Tax

     Canada does not impose any estate, inheritance or gift taxes. Therefore, no Canadian estate tax, inheritance tax or gift tax will be imposed on the death or upon a lifetime gift by, a US Portfolio Stockholder.


ITEM 8.   SELECTED FINANCIAL DATA.

Selected Consolidated Financial Data

     The selected historical data presented below has been derived from the financial statements of the Company, which financial statements have been examined by Ron Shumka, Chartered Accountants for the Company and are included elsewhere herein for the nine months ended September 30th, 2000 and the years ended December 31, 1999, 1998, 1997, and by Robert Jamison, Chartered Accountants for the years ended December 31, 1996 and 1995.

     The financial statements are presented in U.S. dollars and have been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP").

     The following table summarized certain financial information and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company has not declared a dividend during the nine months ended September 30, 2000 or the years ended December 31, 1999, 1998, 1997, 1996 or 1995. There were no fluctuations in revenues and net income
(loss) between the periods stated in the table below since the Company was inoperative. Please refer to Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations. For the reasons set forth herein the information shown below may not be indicative of the Company's future results of operation.

Statement of Loss and Accumulate Deficit Data:

                    FINANCIAL INFORMATION PER US GAAP

                                December 31                   Sept. 30
              1995       1996       1997       1998       1999        2000
                     (Audited)

Total revenue       Nil        Nil        Nil       Nil        Nil        Nil
Interest
 expense      $   1,581  $     915  $   4,753  $   9,934  $ 31,362        Nil
Net income
 (loss)       $(174,057) $(144,285) $ (26,874) $ (36,317) $(67,271) $(223,085)

Total assets  $  23,647  $     316  $     162  $     521  $    810  $ 592,022
Net working
 capital
 (deficit)    $ (56,643) $(103,868) $(130,687) $(166,309) $(16,309) $ 479,960
Shareholders'
 equity       $ (46,115) $(103,651) $(130,525) $(166,842) $(16,255) $ 558,358


ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     The Company has inadequate cash to maintain operations during the next twelve months. In order to meet its cash requirements the Company will have to raise additional capital through the sale of securities or loans. As of the date hereof, the Company has not made sales of additional securities and there is no assurance that it will be able to raise additional capital through the sale of securities in the future. Further, the Company has not initiated any negotiations for loans to the Company and there is no assurance that the Company will be able to raise additional capital in the future through loans. In the event that the Company is unable to raise additional capital, it may have to suspend or cease operations.

     The Company does not intend to conduct any research or development of its services during the next twelve months other than as described herein. See "Business."

     The Company does not intend to purchase a plant or significant equipment, however, the Company does intend to acquire a working interest in the Ravenscroft project in Bliss, Idaho. See "Item 1. Business."

     The Company will hire additional employees on an as needed basis, however, the Company does not expect any significant changes in the number of employees.

     The Company expects to earn revenues in the fourth quarter of 2001. There is no assurance, however, that the Company will earn said revenues as planned.

Reconciliation to US GAAP

     The Company's financial statements have been prepared in compliance with International Accounting Standards ("IAS").

Inflationary and Other Economic Pressures

     The Company is not currently generating revenues from the sale of Systems or from the sale of electricity. Future revenues in this segment are governed primarily by U.S. electricity prices. No immediate effect in respect to inflation and changes on prices is realized. However inflationary pressures effect the Company's operation and development expenditure which is primarily incurred in U.S. dollars. The directors estimation of inflation is considered in regards to the general state of the world economy of the United States in particular. This exposure to inflationary pressure is dependent on the price of electricity in a regulated and unregulated market. At this stage the Company is unable to quantify the mix of inflationary pressures that will effect the price of electricity.

Government Policies

     The Company has considered the issue of political risk in the United States in which the Company will be constructing Systems and selling electricity and will continue to do so as a matter of normal business practice. The Company expects the initial project will be located in the United States and there has been a long established energy industry, with no history of expropriation.

     Activities conducted by residents and non-residents in the United States and the flow of investment into the country and the return of capital out of the country are subject to regulation. All of these controls and regulations are subject to change from time to time. Some of the interests of the Company are subject to the laws of Canada. These factors, in addition to the usual risks and the economic and political stability of the host country, the United States, must all be taken into account in relation to the Company's operations.

     These policies or factors do not effect investments by United States Nationals in Company's common stock.


ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT.

Officers and Directors

     The officers and directors of the Company are as follows:

Name                     Age       Position

Rodney E. Smith          55        President, Chief Executive Officer and
                                   Director

A. Roy MacRae            57        Secretary, Treasurer, Chief
                                   Financial Officer and Director

Thomas R. Saunders       44        Director

Martina Kaessner Fischer 45        Director

     All directors hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. The Company's officers are elected by the Board of Directors at the annual meeting after each annual meeting of the Company's shareholders and hold office until their death, or until they resign or have been removed from office.

Rodney E. Smith, President, Chief Executive Officer and a member of the Board of Directors.

     Since August 2000, Mr. Smith has been President, Chief Executive Officer and a member of the Board of Directors of the Company. For the last five years, Mr. Smith has been engaged in the business of a business/management consultant. Since October 1998, Mr. Smith has been a director of Balaton Power Corporation S.A., the parent corporation of the Company. From March 1997 to October 1997, Mr. Smith was publisher/creator of STOX Magazine. From September 1999 to September 2000, Mr. Smith was a director of Alchemy Ventures Ltd., a Canadian corporation engaged in the business of kaolin clay mining.

A. Roy MacRae - Secretary, Treasurer, Chief Financial Officer and Member of the Board of Directors.

     Since September 2000, Mr. MacRae has been Secretary, Treasurer, Chief Financial Officer and a member of the Board of Directors of the Company. From September 1969 to December 1999, Mr. MacRae was employed by Empire Stevedoring Co., Ltd. His duties included Systems Analyst, Accountant, Comptroller, Vice President of Finance and Administration, Senior Vice President, President of the Trucking Division, a Director, and President and Chief Executive Officer of Empire's successor, Empire International Stevedores Ltd. From December 1999 to September 2000, Mr. MacRae was retired. Mr. MacRae is a Chartered Accountant.

Thomas R. Saunders - Member of the Board of Directors

     Since October 1997, Mr. Saunders has been a member of the Board of Directors. Since June 1995, Mr. Saunders has been a director of Gilmour McKay Roberts Consulting Ltd., Vancouver, British Columbia which is engaged in the business of providing management consulting services relating to analyzing business enterprises for investor clients.

Martina Kaessner Fischer - Member of the Board of Directors

     Since August 2000, Ms. Fischer has been a member of the Board of Directors. For the past five years, Ms. Fischer has been a consultant for engineering and plastic technology.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS.

Summary Compensation.

     The following table sets forth the compensation paid by the Company from inception through September 30, 1999, for each officer and director of the Company. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

                       SUMMARY COMPENSATION TABLE
                                          Long-Term Compensation
               Annual Compensation           Awards              Payouts
                                        Securities
Names                           Other   Under     Restricted          Other
Executive                       Annual  Options/  Shares or           Annual
Officer and                     Compen- SARs[1]   Restricted  LTIP[2] Compen-
Principal   Year   Salary Bonus sation  Granted   Share       Payouts sation
Position    Ended  (US$)  (US$) (US$)   (#) Units (US$)       (US$)   (US$)

Rodney E.   2000   0      0     0       0         0           0       0
 Smith      1999   0      0     0       0         0           0       0
President   1998   0      0     0       0         0           0       0

A Roy.      2000   0      0     0       0         0           0       0
 MacRae     1999   0      0     0       0         0           0       0
Secretary   1998   0      0     0       0         0           0       0


     The Company anticipates paying the following salaries in 2001, subject to the Company beginning profitable operations and generating sufficient revenues to pay the same:

Rodney E. Smith          President                     2001      $50,000
A. Roy MacRae            Secretary & Treasurer         2001      $50,000

     The Company has not adopted any stock option plans, retirement, pension, or profit sharing plans for the benefit of the Company's officers and directors other than as described herein.

Stock Option Plans and Long-Term Incentive Plan Awards.

     The Company does not have any stock option plans or long-term incentive plans that provide compensation intended to serve as incentive for performance.

Compensation of Directors.

     Directors do not receive any compensation for serving as members of the
Board of Directors.   The Board has not implemented a plan to award options
to any Directors. There are no contractual arrangements with any member of the Board of Directors.


ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

     None.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

     The Company issued 12,500,000 shares of its common stock to its parent corporation, Balaton Power, S.A. ("BSA") in consideration of BSA issuing a license to the Company to manufacture and sell the System, the Pisces and the BRIMAC and to implement the System at Company owned hydroelectric power production sites in the United States and Canada. As further consideration, the Company is obligated to make the payment of $150,000 to BSA, (of which $50,000 has been advanced) as advance payment of royalties of five percent (5%) of gross revenues.


ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

Common Shares

     The authorized Common Shares of the Company consists of 100,000,000 Common Shares. All shares have equal voting rights and are not assessable. Voting rights are not cumulative and, therefore, the holders of more than 50% of the Common Shares could, if they chose to do so, elect all of the directors of the Company.

     Upon liquidation, dissolution or winding up of the Company, the assets of the Company, after the payment of liabilities, will be distributed pro rata to the holders of the Common Shares. The holders of the Common Shares do not have preemptive rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares. The Common Shares presently outstanding are fully paid and nonassessable.

Dividends

     Holders of the Common Shares are entitled to share equally in dividends when, as and if declared by the Board of Directors of the Company, out of funds legally available therefore. No dividend has been paid on the Common Shares since inception, and none is contemplated in the foreseeable future.

Transfer Agent

     Computershare Investor Services
     510 Burrard Street
     Suite 408
     Vancouver, British Columbia
     Canada V6C 3B9
     Telephone: (604) 661-9400

                                PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES.

     None.


ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
          SECURITIES.

     None.

     PART IV


ITEM 17.  FINANCIAL STATEMENTS.

     See Item 19.


ITEM 18.  FINANCIAL STATEMENTS.

     Not applicable.  Consolidated financial statements are provided under
Item 17.


ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS.

     A.   Financial Statements of Registrant.

     The following financial statements, together with the reports of the Company's independent accountants, are filed as part of this Registration Statement.

     Auditor's Report                                       F-1

     Balance Sheet                                          F-3

     Statement of Loss and Deficit                          F-4

     Statements of Changes in Cash Flows                    F-5

     Notes to Financial Statements                          F-6

AUDITOR'S REPORT

To the Directors of:
Balaton Power Inc.
(formerly Kirkstone Ventures Ltd.)

     I have audited the balance sheet of Balaton Power Inc. (formerly Kirkstone Ventures Ltd.) as at December 31, 1996 and 1995 and the statements of loss and deficit and changes in cash flow for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the annual financial presentation.

     In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1996 and 1995 and the results of its operations and changes in its cash flow for the years then ended in accordance with generally accepted accounting principles. As required by the Company Act - British Columbia, I report that in my opinion, these principles have been applied on a basis consistent with that of the proceeding year.




                                   /s/ Robert Jamieson
                                   ROBERT JAMIESON
                                   CHARTERED ACCOUNTANT




Vancouver, B.C.
June 30, 1997

To the Directors of:
Balaton Power Inc.
(formerly Kirkstone Ventures Ltd.)

     I have audited the balance sheet of Balaton Power Inc. (formerly Kirkstone Ventures Ltd.) as at September 30, 2000 and as at December 31, 1999, 1998 and 1997 and the statements of loss and deficit and changes in cash flow for the period or years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the annual financial presentation.

     In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2000 and as at December 31, 1999, 1998 and 1997 and the results of its operations and changes in its cash flow for the years then ended in accordance with generally accepted accounting principles. As required by the Company Act - British Columbia, I report that in my opinion, these principles have been applied on a basis consistent with that of the proceeding year.

                                   /s/ Ron Sumka
                                   RON SUMKA
                                   CHARTERED ACCOUNTANT


Vancouver, B.C.
December 14, 2000

                           BALATON POWER INC.
                   (formerly Kirkstone Ventures Ltd.)
                              BALANCE SHEET

ASSETS

                                   As at
                                   September         As at December 31,
                                   30, 2000       1999           1998
CURRENT
Cash                          $   509,839    $        63    $      413
Accounts receivable (Note 3)        3,177            693            -
Prepaid rent                          608             -             -
                              -----------    -----------    ----------
                                  513,624            756           413
CAPITAL ASSETS (Note 4)            27,400             -             -
LICENCE AGREEMENT (Note 5)         50,000             -             -
DEPOSIT (Note 6)                      984             -             -
INCORPORATION COSTS                    14             54           108
                              -----------    -----------    ----------
                              $   592,022    $       810    $      521
                              ===========    ===========    ==========
LIABILITIES

CURRENT
Accounts payable and accrued
 liabilities                  $    31,638    $    11,799    $   96,357
Payable to related parties
 (Note 7)                           2,026          5,266        71,006
                              -----------    -----------    ----------
                                   33,664         17,065       167,363
                              -----------    -----------    ----------

SHARE CAPITAL AND DEFICIT

SHARE CAPITAL (Note 8)          2,676,701      1,881,709     1,663,851
CONTRIBUTED SURPLUS                 2,706             -             -
DEFICIT                        (2,121,049)    (1,897,964)   (1,830,693)
                              -----------    -----------    ----------
                                  558,358        (16,255)     (166,842)
                              -----------    -----------    ----------
                              $   592,022    $       810    $      521
                              ===========    ===========    ==========

HYDRO-ELECTRIC FACILITY (Note 9)
COMMITMENTS (Note 10)
CONTINGENT LIABILITY (Note 11)
SUBSEQUENT EVENT (Note 12)
APPROVED ON BEHALF OF THE BOARD:

A. ROY MACRAE                 Director
RODNEY E. SMITH               Director

             See accompanying notes to financial statements.

                           BALATON POWER INC.
                   (formerly Kirkstone Ventures Ltd.)

                     STATEMENTS OF LOSS AND DEFICIT

               For the nine month period     For the years ended
               ended September 30,           December 31
               2000           1999           1999      1998

ADMINISTRATIVE EXPENSES
Amortization   $      679     $       41     $       54     $       54
Audit and
 accounting        16,890            552          1,161          7,122
Bank charges
 and interest         322         31,123         31,362          9,934
Consulting
 fees              17,317             -              -              -
Legal              27,078            567           3,789          5,042
Management fees    11,919         15,053          20,190         20,228
Miscellaneous         (77)            -               -             806
Office, printing
and stationery     22,469            371            (168)           639
Office secretarial     -              -               -              -
Public relations
 and promotion         -              -               -              -
Rent                3,709             -               -              -
Transfer agent and
 filing fees        8,976          3,735           4,994          4,489
Telephone           1,567             -               -              -
Travel              2,848             -               -              -
Wages and
 benefits          66,091             -               -              -
               ----------     ----------     -----------    -----------
                  179,788         51,442          61,382         48,314
               ----------     ----------     -----------    -----------
OTHER EXPENSE (INCOME)
Mineral properties
 abandoned             -          -               -              -
Interest income    (1,589)        -               -              -
Accounts payable
 written-off
 (Note 11)             -          (3,147)         (3,147)            -
Foreign exchange
 translation
 (gain) loss       44,886          7,597           9,036        (11,997)
               ----------     ----------     -----------    -----------
                   43,297          4,450           5,889        (11,997)
               ----------     ----------     -----------    -----------
LOSS FOR
 THE PERIOD       223,085         55,892          67,271         36,317

DEFICIT,
 BEGINNING OF
 PERIOD         1,897,964      1,830,693       1,830,693      1,794,376
               ----------     ----------     -----------    -----------
DEFICIT,
 END OF PERIOD $2,121,049     $1,886,585     $1,897,964     $1,830,693
               ==========     ==========     ==========     ==========
Loss per common
 share-basic          1.2            1.5           22.1            1.1
               ==========     ==========     ==========     ==========

             See accompanying notes to financial statements.

                                  F-4a

                           BALATON POWER INC.
                   (formerly Kirkstone Ventures Ltd.)

                     STATEMENTS OF LOSS AND DEFICIT

                              For the years ended December 31
                              1997           1996           1995

ADMINISTRATIVE EXPENSES
Amortization                  $       54     $    1,142     $      172
Audit & accounting                 6,775         10,639         14,670
Bank charges and
 interest                          4,753            915          1,581
Consulting fees                       -           6,688             -
Legal                                275         23,821         38,119
Management fees                   18,058         24,201         21,887
Miscellaneous                       (289)         1,756              6
Office, printing
 and stationery                      754         17,115         26,118
Office secretarial                    -           1,776         10,144
Public relations and
 promotion                            -          13,648         20,423
Rent                               3,251          6,380         13,460
Transfer agent and
 filing fees                       4,869          4,463          8,548
Telephone                            325          6,462          5,440
Travel                                -          15,224         13,546
Wages and benefits                    -              -              -
                              ----------     ----------     ----------
                                  38,825        134,230        174,114
                              ----------     ----------     ----------
OTHER EXPENSE (INCOME)
Mineral properties
 abandoned                             1         11,201             -
Interest income                       -            (183)          (467)
Accounts payable
 written-off
 (Note 11)                        (6,564)            -              -
Foreign exchange
 translation
 (gain) loss                      (5,388)          (963)           410
                              ----------     ----------     ----------
                                 (11,951)        10,055            (57)
                              ----------     ----------     ----------
LOSS FOR THE PERIOD               26,874        144,285        174,057

DEFICIT, BEGINNING OF
 PERIOD                        1,767,502      1,623,217      1,449,160
                              ----------     ----------     ----------
DEFICIT, END OF PERIOD        $1,794,376     $1,767,502     $1,623,217
                              ==========     ==========     ==========
Loss per common
 share - basic                       0.9            4.9           10.1
                              ==========     ==========     ==========








             See accompanying notes to financial statements.

                                  F-4b

                           BALATON POWER INC.
                   (formerly Kirkstone Ventures Ltd.)

                   STATEMENTS OF CHANGES IN CASH FLOW


                    For the nine month period     For the years ended
                    ended September 30,           December 31
                    2000           1999           1999           1998

OPERATING ACTIVITIES
Loss for the period $ (223,085)    $ (55,892)     $ (67,271)     $ (36,317)
Items not involving
 cash:
Amortization               679            41             54             54
Mineral property
 abandoned                  -             -              -              -
Foreign currency
 translation            44,886         7,597          9,036        (11,997)
                    ----------     ---------      ---------      ---------
                      (177,520)      (48,254)       (58,181)       (48,260)
Changes in non-cash
 working capital       (31,379)       47,996         57,831         48,673
                    ----------     ---------      ---------      ---------
                      (208,899)         (258)          (350)           413
                    ----------     ---------      ---------      ---------
INVESTING ACTIVITIES
Deposit                   (984)           -              -              -
Licence agreement      (50,000)           -              -              -
Capital asset
 acquisitions          (28,039)           -              -              -
Capital asset dis-
 posal proceeds             -             -              -              -
Exploration costs           -             -              -              -
Reclamation bonds           -             -              -              -
                    ----------     ---------      ---------      ---------
                       (79,023)           -              -              -
                    ----------     ---------      ---------      ---------
FINANCING ACTIVITIES
Subscription
 received                   -             -              -              -
Shares issued
 for cash              797,698            -              -              -
                    ----------     ---------      ---------      ---------
                       797,698            -              -              -
                    ----------     ---------      ---------      ---------
CHANGE IN CASH         509,776          (258)          (350)           413

CASH, BEGINNING OF
 PERIOD                     63           413            413             -
                    ----------     ---------      ---------      ---------
CASH, END OF PERIOD $  509,839     $     155      $      63      $     413
                    ==========     =========      =========      =========









             See accompanying notes to financial statements.

                                  F-5a

                           BALATON POWER INC.
                   (formerly Kirkstone Ventures Ltd.)

                   STATEMENTS OF CHANGES IN CASH FLOW


                              For the years ended December 31
                              1997           1996           1995

OPERATING ACTIVITIES
Loss for the period           $ (26,874)     $ (144,285)    $ (174,057)
Items not involving
 cash:
 Amortization                        54           1,142            172
 Mineral property
  abandoned                           1          11,201             -
 Foreign currency
  translation                    (5,388)           (963)           410
                              ---------      ----------     ----------
                                (32,207)       (132,905)      (173,475)

Changes in non-cash
 working capital                 32,128          36,158         35,730
                              ---------      ----------     ----------
                                    (79)        (96,747)      (137,745)
                              ---------      ----------     ----------
INVESTING ACTIVITIES
Deposit                              -               -              -
Licence agreement                    -               -              -
Capital asset
 acquisitions                        -           (8,293)          (947)
Capital asset dis-
 posal proceeds                      -            8,946             -
Exploration costs                    -           (5,593)            -
Reclamation bonds                    -            2,909           (105)
                              ---------      ----------     ----------
                                     -           (2,031)        (1,052)
                              ---------      ----------     ----------
FINANCING ACTIVITIES
Subscription received                -           34,490             -
Shares issued for
 cash                                -           52,259        140,828
                              ---------      ----------     ----------
                                     -           86,749        140,828
                              ---------      ----------     ----------
CHANGE IN CASH                      (79)        (12,029)         2,031

CASH, BEGINNING OF
 PERIOD                              79          12,108         10,077
                              ---------      ----------     ----------
CASH, END OF PERIOD           $      -       $       79     $   12,108
                              =========      ==========     ==========










             See accompanying notes to financial statements.

                                  F-5b

                           BALATON POWER INC.
                   (formerly Kirkstone Ventures Ltd.)
                      NOTES TO FINANCIAL STATEMENTS

1.   CHANGE OF NAME

     During the period, pursuant to the approval of the shareholders, the Company changed its name to Balaton Power Inc.

2.   SIGNIFICANT ACCOUNTING POLICIES

(a)  Values

     The amounts shown for the Licence Agreement represent costs or the agreed upon value of shares issued to date and do not necessarily reflect present or future values. The recoverability of the amounts shown is dependent upon the confirmation of the Company's technology, the ability of the Company to obtain the necessary financing to successfully complete its development and upon future profitable production and sale.

(b)  Currency

     Unless otherwise disclosed all figures are recorded in U.S. funds.

(c)  Accounting Principles

     These financial statements have been prepared in accordance with generally accepted accounting principles applicable to Canadian companies.

(d)  Amortization

     The Company amortizes its incorporation costs on a 10 year straight line basis and amortizes its office and mobile equipment at the following rates and bases:

     Computer and Software    -    30% declining balance
     Mobile equipment         -    30% declining balance
     Office equipment         -    20% declining balance

(e)  Uncertainty due to the Year 2000 Issue

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the Year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                           BALATON POWER INC.
                   (formerly Kirkstone Ventures Ltd.)

                      NOTES TO FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES - Continued

(f)  Measurement Uncertainty

     The amounts recorded for amortization of incorporation costs are based on estimates of useful life remaining in the assets. By their nature, these estimates are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

(g)  Financial Instruments

     The financial instruments of the Company consist mainly of cash, advances receivable, commodity tax recoverable and accounts payable and accrued liabilities. Except where otherwise disclosed, as at the year end there are no significant differences between the carrying values of these amounts and their estimated market value.

(h)  Comparative Figures

     Disclosure of certain comparative figures may have been amended to conform with the financial statement presentation adopted in the current year.

(i)  Foreign Currency Translation

     The Company uses the temporal method to translate transactions and balances denominated in foreign currencies. Under the method, monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at the average exchange rate for the period except for amortization which is translated using the same rates as the related assets. Gains and losses on translation are recorded in the statement of income except for exchange gains and losses on long term monetary items which are deferred and amortized over the remaining life of the monetary item.

3.   ACCOUNTS RECEIVABLE

                                   September       December 31,
                                   30, 2000       1999      1998

     Advances receivable           $   141        $  -      $  -
     Commodity tax recoverable       3,036          693        -
                                   -------        -----     -----
                                   $ 3,177        $ 693     $  -
                                   =======        =====     =====

                           BALATON POWER INC.
                   (formerly Kirkstone Ventures Ltd.)

                      NOTES TO FINANCIAL STATEMENTS

4.   CAPITAL ASSETS

     Capital assets are recorded at cost less accumulated amortization.

                                   September        December 31,
                                   30, 2000       1999      1998

     Computer equipment            $  3,267       $  -      $  -
     Mobile equipment                17,258          -         -
     Office equipment                 7,310          -         -
     Software                           204          -         -
                                   --------       -----     -----
                                     28,039          -         -
     Less: accumulated
      amortization                     (639)         -         -
                                   --------       -----     -----
                                   $ 27,400       $  -      $  -
                                   ========       =====     =====
5.   LICENCE AGREEMENT

     During the period, the Company was subject to an exempt take-over bid pursuant to the rules of the Securities Act - British Columbia wherein Balaton Power Corporation S.A. ("Balaton") of Nassau, Bahamas purchased 12,500,000 shares in the capital of the Company comprising
62.69 percent of the share capital at the time of the purchase.

     The Company has entered into a licence agreement with Balaton to manufacture, market, sell/lease and otherwise commercialize Balaton's proprietary technology and related confidential data throughout Canada and the United States for a period of 20 years. The licence has a continuing option to renew for a further 20 years at the expiration of each 20 year period. The Company paid a U.S. $50,000 advance royalty payment and will pay a royalty of 5% as calculated pursuant to the agreement and a further $100,000 U.S. once the Company has raised a further $4,000,000 U.S. in financing.

6.   DEPOSIT

     The deposit represents the security deposit for the Company's premises in Franklin, Tennessee amounting to $1,000 U.S.

7.   RELATED PARTIES

(a) Amounts due to related parties are without interest or fixed terms of repayment, but are due on demand;
(b) During the period, the Company, pursuant to the terms of various employment, management and service agreements and the Licence Agreement, paid or made provision in the accounts for the payment of the following amounts to its parent Company, its directors and officers and private companies associated by common directors.

                           BALATON POWER INC.
                   (formerly Kirkstone Ventures Ltd.)

                      NOTES TO FINANCIAL STATEMENTS

7.   RELATED PARTIES (continued)


                                   September        December 31,
                                   30, 2000       1999      1998

     Management fees               $ 11,919       $ 20,191  $ 20,228
     Licence agreement (Note 5)      50,000             -         -
     Consulting fees                 17,317             -         -
                                   --------       --------  --------
                                   $ 79,236       $ 20,191  $ 20,228
                                   ========       ========  ========

(c) During 1999, the Company settled $368,304 Canadian funds ($252,348 U.S.) of indebtedness through a subscription for 6,138,402 shares at a price of $0.06 Cdn. ($0.04 U.S.) per share to directors and officers. These debts had been settled by the related party concerned or had been otherwise assigned to the related party by the creditor for settlement. The shares were subscribed for immediately prior to the year ended December 31, 1999 and were issued to the subscribers during the period ended July 31, 2000.

8.   SHARE CAPITAL

          Authorized: 700,000,000 common shares without par value Issued and fully paid:
                                             Shares       Amount

          Balance - December 31, 1994         6,951,655   $1,360,321
          Consolidation (1:5)                (5,561,324)          -
          Issued for cash                     1,000,000      140,828
          Issued on debt conversion             423,701       75,953
                                             ----------   ----------
          Balance - December 31, 1995         2,814,032    1,577,102
          Issued for cash                       239,032       52,259
          Subscription received                 250,000       34,490
                                             ----------   ----------
          Balance - December 31, 1996,
          1997 and 1998                       3,303,064    1,663,851
          Subscription - retired to debt       (250,000)     (34,490)
          Consolidation (1:10)               (2,747,757)          -
          Subscription received -
          debt retirement                     6,138,402      252,348
                                             ----------   ----------
          Balance - December 31, 1999         6,443,709    1,881,709
          Stock split (2.1:1)                13,531,763           -
          Escrow cancellation                   (34,875)      (2,706)
          Issued for cash                     1,063,597      797,698
                                             ----------   ----------
          Balance - September 30, 2000       21,004,194   $2,676,701
                                             ==========   ==========

                           BALATON POWER INC.
                   (formerly Kirkstone Ventures Ltd.)

                      NOTES TO FINANCIAL STATEMENTS

8.   SHARE CAPITAL (continued)

     During the period, the Company:

(a) received shareholder approval to split its share capital on a 3.1:1 basis with the issue of 2.1 new shares for every share held on the record date;

(b) received shareholder approval to increase the authorized share capital to seven hundred million (700,000,000) common shares;

(c) cancelled 34,875 post split escrow shares pursuant to the agreement for the issue of these shares;

(d) issued 1,063,597 units pursuant to a private placement at a price of $0.75 ($1.10 Cdn.) per unit with each unit comprising one share and one two year non-transferable share purchase warrant exercisable at a price of $1.10 ($1.47 Cdn.) per share. The Company paid finder's fees of $39,885 ($58,655 Cdn.) for the private placement.

9.   HYDRO-ELECTRIC FACILITY

During the period, the Company entered into an Agreement in Principle (the "Agreement") with Mr. Vernon Ravenscroft ("Ravenscroft") of Bliss, Idaho to acquire a one-third interest in Ravenscroft's hydro-electric power production facility and power purchase agreement with Idaho Power Company subject to:

(i)       60 monthly payments of $8,500 U.S. per month commencing September
          1, 2000.

(ii) Purchase $325,000 U.S. of equipment for the facility's fourth line by paying $275,000 U.S. on or before August 31, 2000 and issuing 100,000 shares in the capital of the Company subject to regulatory approval.

(iii)     Incurring the cost of installation of the fourth line.

(iv) Ravenscroft securing bank financing of net less than $350,000 U.S. on or before August 31, 2000.

(v) The parties will share the costs of operation on a pro-rata basis, but the Company will be responsible for 100% of the costs of the fourth line.

(vi) Engage Ravenscroft as a consultant to assess additional hydro-electric sites.

                           BALATON POWER INC.
                   (formerly Kirkstone Ventures Ltd.)

                      NOTES TO FINANCIAL STATEMENTS


9.  HYDRO-ELECTRIC FACILITY (continued)

     The Company maintains an option to purchase 100% of the facility on or before the expiry of 60 months from September 1, 2000 for an additional $250,000 U.S. provided that the stated monthly payments totalling $510,000 U.S. have been made. In the event the Company chooses not to exercise the right of first refusal Ravenscroft will repurchase the facility by returning 50,000 shares (Note 9(ii)) to the Company.

     Both the Company and Ravenscroft have extended the completion of the Agreement and are working in cooperation to arrange suitable financing to complete the agreement. All terms of the agreement have been extended by mutual agreement of the Company and Ravenscroft until the financing has been arranged.

10.  COMMITMENTS

     The Company is committed to the lease of its Franklin, Tennessee premises until August, 2001 at the rate of $1,150 U.S. per month. The Company is also committed to the lease of its premises at $608 ($900 Cdn.) per month until August, 2001.

11.  CONTINGENT LIABILITY

     During 1999, the Company wrote-off $3,147 ($4,676 Cdn.) in old accounts payable or accounts where the time for commencing legal action had expired or where the creditor could no longer be located. The Company is contingently liable for the amounts written-off.

12.  SUBSEQUENT EVENT

     Subsequent to the period end, the Company acquired, for $1,500 ($2,250 Cdn.) consideration, all the issued and outstanding shares of Balaton Power USA Inc. a company registered in Idaho which will provide the Company's services in the United States.

B.   Exhibits.

      3.1 Articles of Incorporation

      3.2 Amendments to Articles of Incorporation

      3.3 Amendments to Articles of Incorporation

      3.4 Amendments to Articles of Incorporation

      3.5 Amendments to Articles of Incorporation

      4.1 Share Certificate - Common Stock

     10.1 Assignment of Pisces technology and patent

All other schedules and exhibits are omitted, as the required information is not applicable or is not present in amount sufficient to require submission of the schedule or because the information required is included in the financial statements and notes hereto.

                                SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

     Dated this 22nd day of January 2001.

                              BALATON POWER, INC.

                              BY:  /s/ Rodney E. Smith
                                   Rodney E. Smith, President

                              BY:  /s/ A. Roy MacRae
                                   A. Roy MacRae, Chief Financial Officer

     KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Rodney E. Smith, as true and lawful attorney-in-fact and agent, with full power of substitution, for his and in his name, place and stead, in any and all capacities, to sign any and all amendment (including post-effective amendments) to this registration statement, and to file the same, therewith, with the Securities and Exchange Commission, and to make any and all state securities law or blue sky filings, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying the confirming all that said attorney-in-fact and agent, or any substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 20-F Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature                Title                    Date

/s/ Rodney E. Smith      President and a member   January 22, 2001
Rodney E. Smith          of the Board of Directors


/s/ A. Roy MacRae        Secretary, Treasurer,    January 22, 2001
A. Roy MacRae            Chief Financial Officer
                         and a member of the
                         Board of Directors

/s/ Thomas R. Saunders   Member of the Board      January 22, 2001
Thomas R. Saunders       of Directors

/s/ Martina Kaessner Fischer
Martina Kaessner         Member of the Board      January 22, 2001
Fischer                  of Directors